Mail Stop 3561						January 13, 2006

David Nunn, President
Fortune Oil & Gas, Inc.
305-1657 Martin Drive White Rock, British Columbia
Canada V4A-6E7

	Re: 	Fortune Oil & Gas, Inc.
		Amendment No. 2 to Form 10-SB
		Filed December 22, 2005
		Form 10-Q for the Fiscal Quarter Ended September 30,
2005
		Filed November 16, 2005
		File No. 0-51484

Dear Mr. Nunn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-SB

Item 2. Management`s Discussion of Analysis or Plan of Operation, page 18

Liquidity and Capital Resources, page 28

1. We note your response to comment 5 of our letter dated November
3,
2005. You have indicated that you expect to have sufficient liquidity to meet cash requirements in the near term. Please clarify such statements to specify whether your cash requirements include your substantial short-term obligations that exist as of September 30, 2005. In this regard, we note that Camar Resources Canada, Inc.
("CRC") has been paying such obligations on your behalf. Please also discuss the expected impact of your ongoing dispute with CRC as it relates to lost production and your expected cash flows from the joint venture. Further, please discuss your ability to raise additional capital in the event of continuing delays in oil production from the joint venture.



Note 3.  Summary of Significant Accounting Policies, page F-8

2. Please tell us if you recognized a pro-rata portion of your cumulative translation adjustments in measuring the gain on sale of your investment in Bawean PSC. Please refer to paragraph 14 of SFAS
52 and FIN 37.

3. We note that your calculation of diluted shares outstanding includes all 2.8 million options that were outstanding as of September 30, 2005. The dilutive effect of outstanding options should be reflected in diluted EPS by application of the treasury stock method. Refer to paragraph 17 of SFAS 128. Please revise or advise.

Note 8. Sale of Oil Rights, page F-16

4. We have reviewed your response to comment number 8 of our letter dated November 3, 2005 along with your revised disclosures included in Notes 8, 12, and 16 of your Consolidated Financial Statements. It appears that CRC has filed a claim seeking damages for their inability to proceed with oil production as a consequence of your failure to settle the VAT owed to the Indonesian government. We also note that that CRC has also asserted that your ownership percentage has been diluted as a result of your failure to reimburse CRC for trade debts settled on your behalf. Given the status of your joint venture and your various disputes with CRC, please explain to us why the gain recognized on the sale of the PSC should not be deferred pending the outcome of your disputes with CRC.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 4 - Controls And Procedures, page 45
5. We note that the Item 307 conclusion of effectiveness you provide at the end of the first paragraph specifies only part of the definition of disclosure controls and procedures set forth in Rules
13a-15(e) or 15d-15(e). Please revise to state, if accurate, that your principal executive officer and principal financial officer also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, rather than providing a definition, please cite only to the applicable rules.
6. We note in the third paragraph of your Item 308(c) disclosure that there have been no changes in your internal control over financial reporting. However, the second paragraph appears to contradict that statement. Namely, the second paragraph discusses changes you have made to your internal controls. Please revise or advise. In addition, with respect to that second paragraph, to the extent it does represent a material change to your internal controls and procedures, please revise to provide more information about the change including what enhancements have been made and when, who was hired and what his engagement terms are, etc.
Item 6.  Exhibits and Reports on Form 8-K, page 48
7. We note that these certifications do not correspond to the language set forth in Item 601(b)(31). Please be aware that you may not deviate from the form of certification set forth in the Item. To the extent you must provide any clarifying disclosure with respect to matters covered by the certification, you should do so in the body of the 10-QSB itself. Please amend to provide the current certifications required by Item 601(b)(31). As the certifications relate to the entire periodic report, compliance with this comment requires that you refile your Form 10-QSB in its entirety with the correct certifications.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact John Cannarella, Staff Accountant, at 202-
551-
3337 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214,
or me at 202-551-3725 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

Cc:	Jennifer A. Post, Esq.
	Richardson & Patel LLP
	Fax:  (310) 208-1154



David Nunn, President
Fortune Oil & Gas, Inc.
January 13, 2006
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